The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

January 8, 2025

VIA EDGAR

Mr. Rolf Sundwall

Ms. Kate Tillan

Mr. John Dana Brown

Ms. Sonia Bednarowski

Office of Crypto Assets

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Response dated August 29, 2024
File No. 001-34238

Dear Mr. Sundwall, Ms. Tillan, Mr. Brown and Ms. Bednarowski,

This letter sets forth the Company’s responses to the comments contained in the letter dated November 19, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 15, 2024 (the “2023 Form 20-F”) and the Company’s response submitted on August 29, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Information on the Company

Business Overview

Cryptocurrency Mining, page 80

1.	Refer to your response to prior comment 2. In your next response letter please provide us a draft of disclosure that you will include in your next periodic report regarding LGHTSTR Ltd.'s agreement with Fish2Pool, addressing the following matters:

•	You state that pursuant to the Fish2Pool Agreement the fee "shall be fixed for one year from the signing of the [Agreement] if [you] can keep its weighted average hash rate in all accounts at above 150 PH/S." Please clarify what you mean by your disclosure that "if [you] can keep its weighted hash rate in all accounts at above 150 PH/S." For example, clarify what you mean by "all accounts" and whether you provide all 150PH/S in such accounts.

Securities and Exchange Commission

January 8, 2025

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through, additions proposed in the Company’s response submitted on August 29, 2024 underlined and further additions proposed in double underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 82:

Mining pool operators

. . .

Mining pool operations in Kazakhstan

We have used two locally registered mining pools in Kazakhstan.

. . .

In March 2024, LGHTSTR Ltd. has terminated the agreement. In the same month, our service provider LGHTSTR Ltd. signed the Agreement for the Provision of Services of Combining the Capacity of Hardware and Software Complex for Digital Mining of Digital Miners and Distribution of Digital Assets Obtained as A Result of Miners’ Activities, or the Fish2Pool Agreement, with Fish2Pool Kazakhstan Ltd., or Fish2Pool. According to the Fish2Pool Agreement:

. . .

1.	Fish2Pool’s service fee is 2.5% of the distributed Bitcoin proceeds generated by our mining equipment in terms of the block reward, calculated in accordance with the FPPS calculation formula. Fish2Pool’s fee shall be paid by us on a daily basis only when we actually begin to engage in digital mining activities. The rate of Fish2Pool’s fee shall be fixed as 2.5% for one year from the signing date of the Fish2Pool Agreement if we can keep ~~it’s~~ the weighted average hash rate in all accounts at above 150PH/S. This implies that the fee rate of 2.5% is a base-line rate which has been agreed subject to the condition that NTBC’s connected equipment for all accounts reaches a weighted average hash rate of 150PH/S during the one-year period. “Accounts” refer to different wallet addresses that may be opened on Fish2Pool to collect mining proceeds from the connected equipment. As of the date of this annual report, NBTC has opened [**] wallet to collect mining proceeds. The weighted average hash rate of NBTC’s connected equipment [have reached/have not reached] full 150 PH/S for one year from the signing date of the Fish2Pool Agreement. As a result, the base-line fee rate of 2.5% [has been/has not been] subject to the adjustment mechanism. Specifically, the parties agreed that if the statistical probability of finding a new block for Bitcoin mining by NBTC’s connected equipment during any three-month period in the one-year period falls below 80% from the normally expected ~~levels~~tera hash level of 100% working miners, then the~~The~~ rate will be increased from 2.5% to 3.0% ~~if the statistical probability of finding a new block for Bitcoin mining by our equipment during past three months falls below 80%~~. This additional condition relates to the stability of NBTC’s equipment performance, which may be affected by unstable internet connection in the data center hosting NBTC’s equipment that obstructs submission of calculation results generated by such equipment to the network. For one year from the signing date of the Fish2Pool Agreement, fee rate [has been/has not been] increased to 3.0%.

Securities and Exchange Commission

January 8, 2025

. . .

•	Your disclosure that the rate will be fixed for one year if you keep Fish2Pool's weighted average hash rate in all accounts at or above 150PH/S appears to be inconsistent with your disclosure that "the rate will be increased from "2.5 to 3.0% if the statistical probability for finding a new block for Bitcoin mining by [y]our equipment during the past three months falls below 80%." Please revise for clarity and consistency.

Response:

Please refer to the Company’s response to the first bullet point above.

•	Describe the termination provisions related to Fish2Pool terminating the agreement.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through, additions proposed in the Company’s response submitted on August 29, 2024 underlined and further additions proposed in double underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Securities and Exchange Commission

January 8, 2025

Page 82:

Mining pool operators

. . .

Mining pool operations in Kazakhstan

We have used two locally registered mining pools in Kazakhstan.

. . .

In March 2024, LGHTSTR Ltd. has terminated the agreement. In the same month, our service provider LGHTSTR Ltd. signed the Agreement for the Provision of Services of Combining the Capacity of Hardware and Software Complex for Digital Mining of Digital Miners and Distribution of Digital Assets Obtained as A Result of Miners’ Activities, or the Fish2Pool Agreement, with Fish2Pool Kazakhstan Ltd., or Fish2Pool. According to the Fish2Pool Agreement:

. . .

•	We have the right to terminate the agreement in case Fish2Pool loses its operating license in accordance with the laws of Kazakhstan, including the revocation, annulment and/or other cancellation of accreditation of Fish2Pool as a digital mining pool in Kazakhstan. We also have the right to terminate the agreement for any reason and any time, provided that we have fulfilled all financial obligations for services rendered under the agreement. Fish2Pool does not have an explicit right to terminate the agreement during the term of the agreement. However, Fish2Pool has the right to unilaterally suspend the provision of services without any liability to us if Fish2Pool’s equipment loses technical ability to perform pool services.

. . .

•	Disclose the material terms of NBTC's agreement with LGHTSTR Ltd., as we note your statement that the Fish2Pool agreement was entered into by LGHTSTR Ltd., your service provider.

Securities and Exchange Commission

January 8, 2025

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through, additions proposed in the Company’s response submitted on August 29, 2024 underlined and further additions proposed in double underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 82:

Mining pool operators

. . .

Mining pool operations in Kazakhstan

We have used two locally registered mining pools in Kazakhstan through agreements between our service provider LGHTSTR Ltd., each locally registered mining pools in Kazakhstan. According to the agreement by and between LGHTSTR Ltd. and NBTC, NBTC is bound by the terms of the agreements negotiated by LGHTSTR Ltd. on NBTC’s behalf.

. . .

Financial Statements

Note 2. Principal Accounting Policies

(9) Cryptocurrencies, page F-16

2.	We note that the proposed disclosure in your response to prior comment 9 is not consistent with the definition of a current asset in ASC 210-10-20. Accordingly, we re-issue our prior comment. Please revise your disclosure in future filings to state, if true, that your cryptocurrencies are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through, additions proposed in the Company’s response submitted on August 29, 2024 underlined and further additions proposed in double underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Securities and Exchange Commission

January 8, 2025

Page F-16:

<9> Cryptocurrencies

Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as current assets due to the Group’s ability to sell them in a highly liquid marketplace, as our cryptocurrencies are reasonably expected ~~and its intention to liquidate sell its Cryptocurrencies~~ to be realized in cash ~~and/or consumption of its Cryptocurrencies for the Group’s~~ or sold or consumed during the normal operation cycle of our business to support operations when needed.

Pledged Cryptocurrencies are classified on the Group’s Consolidated Balance Sheets as Cryptocurrencies, restricted, which will be released within one year are included in the current assets, as they are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of our business. ~~and~~ Cryptocurrencies, restricted, which will be released over one year are included in the non-current assets.

(12) Revenue recognition, page F-17

3.	Your response to prior comment 10 did not respond fully to our comment. We reissue the prior comment in part. References to the MOU are to Annex A of your October 20, 2023 response letter. You characterized the MOU as being your mining agreement with the pool operator and you told us that the agreement is terminable at any time by either party without compensation. Please respond to the following:

•	While we note your assertion that the arrangement with Binance is ongoing, clarify for us whether the MOU legally terminated on July 7, 2022. Refer to Article 12c which appears to indicate that the agreement terminated on July 7, 2022 (365 days after its signing).

Response:

The Company respectfully advises the Staff that the Company entered into the MOU with Binance to utilize their mining pools on July 7, 2021, at a time when mining operations were legally permissible in China. It is pertinent to note that at that time, most mining pool providers in China, including Binance, do not require the signing and execution of a formal agreement for the utilization of their mining pools. Instead, customers are able to utilize their services online through these mining pool providers’ websites and/or apps. The cooperation relationship was sustained by a mining machine owner’s continued contribution of computing power to the mining pools, with rewards distributed to the mining machine owner accordingly. Specifically, as long as a mining machine owner continue to contribute its computing power to the mining pool, the mining pool will continue to reward to that mining machine owner based on the share of the computing power contributed to that mining pool. When a mining machine owner stops the mining activities or shifts to another mining pool, the mining pool will reward the mining machine owner’s share up to the last computing power contributed to that mining pool. After that, the cooperation between the mining machine owner and the mining pool provider will be deemed as finished.

Securities and Exchange Commission

January 8, 2025

The MOU with Binance was primarily signed for business development purposes. When the Company execute the MOU with Binance, procuring Bitcoin mining machines was challenging due to high demand and low supply. Partnering with Binance, then China’s largest cryptocurrency company, enabled the Company to secure better deals with vendors of ~~Binance~~various mining machines, as cooperation with a reputable partner demonstrated the Company’s commitment to expanding mining capacity. Both parties understood that the MOU served these specific purposes rather than governing long-term mining cooperation between the Company and Binance. This aligns with industry practices in China where customers retain the right to unilaterally cease mining activities at any time.

~~Consequently, as the Company is still utilizing~~ Binance’s mining pools, the Company believe that the collaboration with Binance is still ongoing. However, theThe Company hereby confirms that the MOU should have been legally terminated on July 7, 2022 in accordance with Article 12c. However, both parties continued to cooperation under the MOU up until September 2024. As of the date of this letter, the Company has no cooperation with Binance’s mining pools. In addition, as the MOU was primarily signed for business development purposes, this termination does not have any material impact on the Company’s business operations and financial conditions.

•	Tell us how you considered the requirement in Article 1 of the MOU which appears to commit you to 50% of your mining being with the pool operator for at least four years total from May 20, 2021. In your response, explain to us the apparent contradiction between this requirement in Article 1 of the MOU and the one-year term implied by Article 12c.

Response:

The Company acknowledges the Staff’s comment regarding the apparent contradiction between Articles 1 and 12c of the MOU. The Company respectfully submits that the MOU contains certain ambiguities and contradictions, which can be attributed to the reasons discussed in the Company’s response to the prior comment.

The Company further clarifies that the MOU should have been legally terminated on July 7, 2022, in accordance with Article 12c. Article 12 of the MOU explicitly states that certain specific Articles (including Articles 4, 5, 6, 7, 11, 13, 14, and 15) shall remain effective following the termination of the MOU, which explicitly excludes Article 1. Consequently, the four-year commitment stipulated in Article 1b cannot be enforced beyond the termination date, as the MOU ceases to be effective. Therefore, the Company is of the view that such contradiction between Article 1 and Article 12c has been resolved by the termination conditions outlined in Article 12c, which render the commitments stipulated in Article 1 no longer effective beyond the MOU’s termination date.

Securities and Exchange Commission

January 8, 2025

•	Explain why you believe the agreement could be terminated at any time by either party without compensation. In your response, reconcile this representation with Article 1 of your MOU which commits you to provide 50% of your mining resources to the pool for at least four years and Article 12b of the MOU which appears to state that three months advance written notice is required to terminate the arrangement. In your response, provide us with the basis for your assertions such as by referring to specific terms in written agreements.

Response:

The Company respectfully advises the Staff that the Company believes that the cooperation arrangement with Binance is terminable at any time by either party without compensation, because, as explained above, such cooperation relationship was sustained by the Company’s continued contribution of computing power to the Binance mining pool, with rewards distributed to the Company accordingly. When the Company stops the mining activities or shifts to another mining pool, the Binance mining pool will reward the Company’s share up to the last computing power contributed to that Binance mining pool. After that, the cooperation between the Company and the mining pool provider Binance will be deemed as finished. Consequently, the cooperation relationship between the Company and Binance could be terminated at any time by either party without compensation.

The Company’s subsidiary, NBTC Limited, executed the MOU with Binance for business development purposes. Specifically, the term of providing 50% of mining resources to the Binance pool for at least four years was solely for business development purposes. This term does not specify the amount of computing power NBTC Limited had at the time of signing, nor does it commit to any specific increase in computing power to be connected to the Binance mining pool. Furthermore, if NBTC Limited transfers the legal title of its mining machines to another subsidiary of the Company, this commitment will be meaningless and nullified.

According to Article 12 of the MOU, the MOU can be terminated through: (a) mutual replacement with a new agreement; (b) unilateral termination with three months’ advance written notice; or (c) automatic termination after 365 days after signing. The MOU should have been legally terminated on July 7, 2022 in accordance with Article 12c.

Securities and Exchange Commission

January 8, 2025

As a matter of fact, NBTC Limited or the Company did not enter into any new mining pool agreement with Binance after this MOU. NBTC Limited had continued to use Binance’s mining pool for a period from July 7, 2022, through September 2024, when NBTC Limited terminated all mining activities due to cost consideration. In November 2024, NBTC Limited has resumed the mining activities due to the increase ~~the price~~ of Bitcoin price. However, NBTC Limited uses another F2Pool mining pool and does not use the Binance mining pool anymore. ~~There is no formal agreement that has been signed with that new mining pool partner.~~ F2Pool standard terms and conditions published on its website are governing mining pool services provided to NBTC Limited. Such agreement with F2Pool may be terminated by either party at any time.

In conclusion, the Company believes that the MOU with Binance can be terminated at any time by either party without compensation, given the actual circumstances and cooperation history with Binance, industry norms, and the context and purpose of the MOU.

(16) Cost of Revenues, page F-20

4.	We acknowledge your response to prior comment 12. Please explain to us how the services provided by the mining pool operators included in your response are distinct from the hash computation services you provide under your agreement with the mining pool operator. Refer to ASC 606-10-25-19 through 25-22. Alternatively, provide draft disclosure revising your accounting policy for fees deducted by the mining pool operator and revising your statements of operations and comprehensive income (loss) to reflect the pool operator fees as a reduction of cryptocurrency mining revenue as stipulated in ASC 606-10-32-25.

Response:

The Company will revise its accounting policy for fees deducted by the mining pool operator, and reclassify the amount from cost of revenues and reflect as a reduction of cryptocurrency mining revenue as stipulated in ASC 606-10-32-25. Specifically, in response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

***

Page F-20 of 2023 Form 20-F:

<16> Cost of revenues

Securities and Exchange Commission

January 8, 2025

Cost of revenues consists primarily of electricity of cryptocurrency mining, ~~fee deducted by the mining pools,~~ online game royalties, payroll, revenue sharing to third-party game platform, telecom carriers and other suppliers, maintenance and rental of Internet data center sites, depreciation and amortization of computer equipment and software, and other overhead expenses directly attributable to the services provided.

***

The Company respectfully advises the Staff that it has considered the mining pool fees deducted by the operator, which were included in the cost of cryptocurrency mining for the years ended December 31, 2021, 2022, and 2023. These fees ranged from 2% to 3% of cryptocurrency mining revenue, total net revenues, cost of cryptocurrency mining, and total cost, and are considered immaterial. The mining pool fees do not affect the Company’s key financial metrics, as they do not impact the “Gross (loss) profit” line item. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

***

Page F-5 of Form 20-F:

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3)
Revenues:
	~~134,122,954~~	~~100,983,605~~	~~173,328,089~~	~~24,412,751~~
Cryptocurrency mining revenue	132,102,982	97,856,961	168,324,213	23,707,970
Online game services and other revenues	1,453,369	7,071,964	5,720,988	805,784

	~~135,576,323~~	~~108,055,569~~	~~179,049,077~~	~~25,218,535~~
	133,556,351	104,928,925	174,045,201	24,513,754

	~~135,576,323~~	~~108,055,569~~	~~179,049,077~~	~~25,218,535~~
Total net revenues	133,556,351	104,928,925	174,045,201	24,513,754

	~~(83,449,749 )~~	~~(142,212,740 )~~	~~(190,647,226 )~~	~~(26,852,100~~	~~)~~
Cost of cryptocurrency mining	(81,429,777)	(139,086,096)	(185,643,350)	(26,147,319)
Cost of online game services and other revenues	(4,351,500)	(13,115,254)	(21,250,814)	(2,993,115)
	~~(87,801,249 )~~	~~(155,327,994 )~~	~~(211,898,040 )~~	~~(29,845,215~~	~~)~~
Total cost	(85,781,277)	(152,201,350)	(206,894,164)	(29,140,434	~~)~~
Gross (loss) profit	47,775,074	(47,272,425)	(32,848,963)	(4,626,680)

Securities and Exchange Commission

January 8, 2025

***

In addition, the Company respectfully proposes to revise accounting policy on Cryptocurrency Mining Revenue as below to provide better clarity of the notes to the consolidated financial statements ( with additions proposed in the Company’s response submitted on August 29, 2024 underlined and further additions proposed in double underline with deletions shown as strike-through and additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

***

Page F-17 of 2023 Form 20-F:

<12> Revenue recognition

Cryptocurrency Mining Revenue

The Group’s cryptocurrency mining revenues are in Bitcoin. The Group generates our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools operator in exchange for non-cash consideration in Bitcoin. The provision of computing power is the only performance obligation in the Group’s contract with the mining pool operator and is satisfied over time. The Group is entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operator) from the Bitcoin mining pool operator based on the daily computing power provided to the mining pool operator. The Group’s enforceable right to compensation begins only when, and lasts as long as, the Group provides computing power to the mining pool operator on a daily basis. The transaction consideration the Group receives is noncash consideration, which the Group measures at fair value on the date received, which is not materially different from the fair value at contract inception. The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the cryptocurrency consideration is determined using the quoted price for Bitcoin at the beginning of the contract period. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pools operator.

Securities and Exchange Commission

January 8, 2025

Page 119 of 2023 Form 20-F:

Cryptocurrency Mining Revenue

Our cryptocurrency mining revenues are in Bitcoin. We generate our Bitcoin mining revenues through the provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pool operator in exchange for non-cash consideration in Bitcoin. The provision of computing power is the only performance obligation in our contract with the mining pool operator and is satisfied over time. We are entitled to receive a fractional share of the Bitcoin award (less mining pool fees deducted by the mining pool operator) from the mining pool operator based on the daily computing power provided to the mining pool operator. Our enforceable right to compensation begins only when, and lasts as long as, we provide computing power to the mining pool operator on a daily basis. The transaction consideration we receive is noncash consideration, which we measure at fair value on the date received, which is not materially different from the fair value at contract inception. The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and we are able to calculate the payout based on the contractual formula, noncash consideration is estimated and recognized based on the spot price of Bitcoin determined using our principal market for Bitcoin at the inception of each contract, which is on a daily basis. Noncash consideration is measured at fair value at contract inception. The fair value of the crypto asset consideration is determined using the quoted price for Bitcoin at the beginning of the contract period. This amount (less mining pool fees deducted by the mining pool operator) is recognized as revenue as hash rate is provided to the mining pool operator.

***

Furthermore, the Company respectfully proposes the corresponding changes on the relevant disclosures as follows (page references are made to the 2023 Form 20-F to illustrate the approximate location of the disclosure,) subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

***

Pages F-53 to F-54 of 2023 Form 20-F:

The Company proposes to revise “Note 27. SEGMENT REPROTING” to reflect the “Revenue” line item as net of the mining pool fees deducted by the mining pool operators.

Securities and Exchange Commission

January 8, 2025

Pages 14 to 15 of 2023 Form 20-F:

The Company proposes to revise “Selected Condensed Consolidating Statements of Income Information” to reflect the reclassification of the mining pool fees deducted by the mining pool operator out from the cost of revenues and reflect it as a reduction of cryptocurrency mining revenue.

Pages 108 to 110 “Results of Operations” of 2023 Form 20-F:

The Company proposes to revise “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” to reflect the reclassification of the mining pool fees deducted by the mining pool operator out from the cost of revenues and reflect it as a reduction of cryptocurrency mining revenue.

*      *      *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

By:	/s/ George Lai
Name: George Lai
Title: Director and Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mei Siu, Partner, RBSM LLP